Exhibit 99.3

UNITED UTILITIES ANNOUNCES NETWORK
INVESTMENT PROGRAMME CONTRACTORS

United Utilities today announces the partners that will help deliver around £800 million of investment programmes relating to its water, wastewater and electricity distribution networks, which for the first time will be managed on an integrated basis.

The successful partners, who will help carry out work on United Utilities’ sewers, pipes and cables during the 2005-10 period are Balfour Beatty and Morgan Est Utilities Division.

John Roberts, Chief Executive of United Utilities, said:

"This is the first time that we have integrated the management of our electricity distribution investment programme with that of our water and wastewater network programmes.

"This approach will enable us to reduce overheads and make significant cost savings through the use of common systems, improved scheduling and more integrated supply chain management. By aligning the sharing of efficiencies, our contractors will also be better incentivised to make cost savings without compromising on quality."

For further information please contact:

Simon Bielecki, Investor Relations	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309